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                              April 26, 2024

       Gavin B. Brandon
       Chief Financial Officer
       Orion Office REIT Inc.
       2398 E. Camelback Road, Suite 1060
       Phoenix, AZ 85016

                                                        Re: Orion Office REIT
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 27,
2024
                                                            File No. 001-40873

       Dear Gavin B. Brandon:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Part I
       Item 1. Business, page 4

   1. We note your risk disclosure on page 11 that some of your leases have early termination provisions. Please tell
us, and in future filings, please clarify, the percentage of your occupied properties
that have tenants with early termination provisions and discuss the impact to you from
tenants exercising such provisions, including the number of tenants that have exercised
that provision over the past two years and the amount of impacted square footage.
       Item 1A. Risk Factors
       We could experience difficulties or delays renewing leases . . . , page
8

   2. In future Exchange Act periodic reports, please update this risk factor to highlight, including in the risk
factor title, that 27.9% of your total portfolio with respect to
                                                        Annualized Base Rent is
set to expire in 2024, as indicated by the table on page 28.
 Gavin B. Brandon
Orion Office REIT Inc.
April 26, 2024
Page 2
We have existing debt and refinancing risks. . ., page 12

3. We note that your Revolving Facility is scheduled to mature in November 2024, and your statement on page 12 and elsewhere that you do not expect to have generated sufficient cash from operations to repay the principal outstanding under the Revolving Facility, which was $116.0 million as of December 31, 2023, on its scheduled maturity date. We also note your statement that you are in preliminary discussions to potentially amend the facility in a manner that would result in an extension of the facility and a reduction in the amount of required unencumbered asset value. In future Exchange Act periodic reports, please update this risk factor to expand your disclosure to discuss the current covenant requirement, and your unencumbered asset value as of a recent date.
Item 2. Properties, page 25

4. We note your disclosure on page 4 that your portfolio is comprised of traditional office buildings, as well as governmental office, medical office, office/laboratory, office/research and office/flex properties. Please tell us, and in future filings, please revise, to add disclosure showing a percentage breakdown of your portfolio by office property types.
5. We note your statement on page 11 that you compete with a number of other owners and operators of office properties, and that you may lose tenants if your properties are not as attractive to existing or new tenants as properties owned by your competitors "due to age of buildings, physical condition, lack of amenities or other similar factors." For each property portfolio, please tell us, and in future filings, please disclose, the class of the office buildings in that portfolio. Please tell us, and in future filings, please clarify, if the class of building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
Leasing Activity and Capital Expenditures, page 35

6. We note your statement that as of December 31, 2023, you had outstanding commitments of $42.3 million for tenant improvement allowances and $0.3 million for leasing commissions. In future Exchange Act periodic reports, please expand your disclosures to discuss these amounts on a per square foot basis or square footage should be shown so the amounts can be calculated, and also disclose any tenant concession amounts. Please also expand your discussion of leasing results for the prior period, including the amount of
FirstName LastNameGavin B. Brandon
       leases that were new leases compared to renewal leases, and the amount of leases that
Comapany
       wereNameOrion
             not renewed. Office REIT
                           Further,   Inc. quantitatively discuss the
relationship between expiring
                                    please
       rents
April 26,    andPage
          2024    current
                      2 market rents.
FirstName LastName
 Gavin B. Brandon
FirstName   LastNameGavin B. Brandon
Orion Office  REIT Inc.
Comapany
April       NameOrion Office REIT Inc.
       26, 2024
April 326, 2024 Page 3
Page
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Future Lease Expirations, page 36

7. We note your cross reference to the Lease Expirations table under Item 2, which indicates that 15 leases are expiring in 2024 and that such leases represent 21.5% of your leased square feet and 27.9% of your annualized based rent. We refer you to statements in your earnings call transcript for the fourth quarter of 2023, which indicates that you expect that several of your largest tenants with leases rolling in 2024 will not renew, causing revenues and earnings to decline materially and carrying costs to rise until you can get these properties released and that you note that leases and the associated declines in revenues over the past couple of years have had an outsized material effect on your results, and that impact will accelerate in 2024. In light of the foregoing, please tell us what consideration you gave to disclosing known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the 2024
         expiring leases within your Management   s Discussion and Analysis of
Financial
         Condition and Results of Operations. Reference is made to Item 303 of Regulation S-K.
Results of Operations, page 37

8. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that your decrease in rental revenue was primarily due to the decrease in your overall occupied square footage due to scheduled vacancies and property dispositions. When there are multiple factors (e.g., vacancies, dispositions) impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Paul Hughes